Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181777

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 11 DATED OCTOBER 22, 2013
TO THE PROSPECTUS DATED MARCH 8, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 8, 2013, as supplemented by supplement no. 1 dated April 10, 2013, supplement no. 8 dated August 8, 2013 and supplement no. 10 dated October 2, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the execution of an agreement to purchase a 240-unit apartment complex located on approximately 18.4 acres of land in Concord, North Carolina.
Probable Real Estate Investment
Legacy Grand at Concord
On October 18, 2013, we, through an indirect wholly owned subsidiary, entered into a purchase and sale agreement to acquire an apartment complex containing 240 apartment units located on approximately 18.4 acres of land in Concord, North Carolina (“Legacy Grand at Concord”).  The seller is not affiliated with us or our advisors. The contractual purchase price of Legacy Grand at Concord is $28.0 million plus closing costs. We intend to fund the purchase of Legacy Grand at Concord through the assumption of an existing mortgage loan from an unaffiliated lender and proceeds from our public offerings. Pursuant to the purchase and sale agreement, we would be obligated to purchase Legacy Grand at Concord only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition without legal excuse, we may forfeit up to $750,000 of earnest money.
Legacy Grand at Concord is located in Concord, North Carolina and consists of 240 apartment units, encompassing 283,783 rentable square feet. Legacy Grand at Concord was constructed in 2010. As of September 2013, Legacy Grand at Concord was 98% occupied and the aggregate annual effective base rent for the tenants was approximately $2.6 million.

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